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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

TAOMEE HOLDINGS LIMITED
(Name of the Issuer)

Taomee Holdings Limited
Orient TM Parent Limited
Orient TM Merger Limited
Mr. Benson Haibing Wang
Mr. Roc Yunpeng Cheng
Mr. Jason Liqing Zeng
Joy Union Holdings Limited
Charming China Limited
Frontier Technology Holdings Limited
Dongzhengruibo (Shanghai) Investment Center (Limited Partnership)
Orient Ruide Capital Management (Shanghai) Co., Ltd.
(Names of Persons Filing Statement)

Ordinary shares, par value US$0.00002 per share
American Depositary Shares, each representing 20 ordinary shares
(Title of Class of Securities)

87600Y1061
(CUSIP Number)

Sam Lawn, Chief Financial Officer Taomee Holdings Limited 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District Shanghai 200233, People's Republic of China Tel: +86 (21) 6128-0056	Mr. Benson Haibing Wang
Mr. Roc Yunpeng Cheng
Mr. Jason Liqing Zeng
Joy Union Holdings Limited
Charming China Limited
Frontier Technology Holdings
c/o 16/F, Building No. A-2,
No. 1528 Gumei Road, Xuhui District
Shanghai 200233, People's Republic of China
Tel: +86 (21) 6128-0056
Orient TM Parent Limited Orient TM Merger Limited c/o Maricorp Services Ltd., P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands Tel: + 86 (21) 6332-5888
Dongzhengruibo (Shanghai) Investment Center
(Limited Partnership)
Orient Ruide Capital Management (Shanghai) Co., Ltd.
c/o 36/F, Building No. 2,
Orient International Finance Center,
318 South Zhong Shan Road,
Shanghai, People's Republic of China
Tel: + 86 (21) 6332-5888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

James T. Lidbury Ropes & Gray LLP 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Fax: +852 3664 6454	Karen M. Yan, Esq. Fenwick & West LLP Unit 908, Kerry Parkside Office No. 1155 Fang Dian Road Pudong, Shanghai 201204 People's Republic of China Fax: +86 (21) 8017-1299	Stephanie Tang, Esq. Shearman & Sterling 12th Floor, Gloucester Tower The Landmark 15 Queen's Road, Central Hong Kong Tel: +852-2978-8028

This statement is filed in connection with (check the appropriate box):

a
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b
☐ The filing of a registration statement under the Securities Act of 1933.

c
☐ A tender offer

d
☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$137,216,905.29	$13,817.74

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.1884 for 711,520,600 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares, but excluding vested and unvested restricted shares and Rollover Shares) subject to the transaction plus (b) the product of 6,258,400 ordinary shares issuable under all outstanding and unexercised options multiplied by $0.1232 per share (which is the difference between $0.1884 per share merger consideration and the weighted average exercise price of $0.0652 per share plus (c) the product of 12,718,700 shares of company restricted shares multiplied by $0.1884 per share ((a), (b) and (c) together, the "Transaction Valuation")).

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.00010070.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares.

INTRODUCTION

        This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Taomee Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary share, par value US$0.00002 per share (each, a "Share"), including the Shares represented by the American depositary shares ("ADSs"), each representing 20 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Orient TM Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"); (c) Orient TM Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Merger Sub"); (d) Mr. Benson Haibing Wang, the co-founder, a director and the chief executive officer of the Company ("Mr. Wang"); (e) Mr. Roc Yunpeng Cheng, the co-founder, a director and president of the Company ("Mr. Cheng"); (f) Mr. Jason Liqing Zeng, the chairman of the board of directors of the Company ("Mr. Zeng"); (g) Joy Union Holdings Limited, a company incorporated under the laws of the British Virgin Islands wholly owned by Mr. Wang ("Joy Union"); (h) Charming China Limited, a company incorporated under the laws of the British Virgin Islands wholly owned by Mr. Cheng ("Charming China"); (i) Frontier Technology Holdings Limited, a company incorporated under the laws of the British Virgin Islands wholly owned by Mr. Zeng ("Frontier Technology," and collectively with Mr. Wang, Mr. Cheng, Mr. Zeng, Joy Union and Charming China, the "Rollover Shareholders"); (j) Dongzhengruibo (Shanghai) Investment Center (Limited Partnership), a limited partnership formed under the laws of the PRC; and (k) Orient Ruide Capital Management (Shanghai) Co., Ltd., a company incorporated under the laws of the PRC (the "Sponsor," and together with Mr. Wang, Mr. Cheng, Joy Union and Charming China, the "Buyer Group").

        On December 11, 2015, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the "Merger Agreement") providing for the merger of Merger Sub with and into the Company (the "Merger"), with the Company continuing as the surviving corporation after the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), Parent will be beneficially owned by the Rollover Shareholders and the Sponsor.

        If the Merger is completed, each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist and will be converted into and exchanged for the right to receive US$0.1884 per Share and each issued and outstanding ADS will represent the right to surrender one ADS in exchange for US$3.767 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) Shares or ADSs held or beneficially held by the Rollover Shareholders (the "Rollover Shares"), which will be cancelled for no consideration, (b) Shares (including Shares represented by the ADSs) beneficially owned by the Company or held by the Company as treasury shares or held by the Company's depositary that are reserved (but not yet allocated) by the Company for settlement upon exercise of any Company equity awards, and (c) Shares owned by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Law, which Shares will be cancelled in accordance with the procedures set out in Section 238 of the Cayman Islands Companies Law and the holders of such shares shall be entitled to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Law (the "Dissenting Shares").

        In addition, at the Effective Time,

  •
  vesting of each option (the "Company Option") to purchase Shares granted under the Company's 2009 Stock Option Plan, 2010 Share Incentive Plan and 2012 Share Incentive Plan, each as amended (collectively, the "Share Incentive Plans") outstanding as of the Effective Time and having an exercise price per Share less than US$0.1884 will be accelerated by 12 months, (b) vesting of each Company Option outstanding as of the Effective Time and having an exercise price per Share equal to or greater than US$0.1884 will be accelerated as to all of the covered Shares, and (c) vesting of each Company restricted share award issued under the Share Incentive Plans (the "Company Restricted Share", and together with the Company Option, the "Company Equity Award") outstanding as of the effective time of the Merger will be accelerated by 12 months, except for certain awards that will be accelerated by three months or vest immediately prior to the Effective Time;

  •
  each vested Company Option (including after application of any acceleration), will be cancelled and converted into the right to receive an amount equal to the product of (a) the excess of US$0.1884 over the exercise price payable per Share under such Company Option multiplied by (b) the number of Shares covered under such vested Company Option, in cash, without interest and net of any applicable withholding taxes; if the exercise price of a Company option is greater than or equal to US$0.1884, such Company Option will be cancelled at the Effective Time for no consideration;

  •
  each unvested and outstanding Company Option as of the Effective Time will be assumed by Parent and converted into an option to purchase that number of ordinary shares of Parent equal to the number of Shares subject to such option multiplied by the ratio of (a) US$0.1884 divided by (b) the fair market value of one ordinary share of Parent at the Effective Time, and rounded down to the nearest whole share, with a per share exercise price determined by dividing the per Share exercise price of such option by the ratio of (x) US$0.1884 divided by (y) the fair market value of one ordinary share of Parent at the Effective Time, and rounding up to the nearest whole cent; and the terms and conditions of the assumed option, including vesting conditions, shall otherwise remain unmodified;

  •
  each Company Restricted Share vested and outstanding as of the effective time of the Merger (after application of any acceleration) will be cancelled and converted into the right to receive US$0.1884 per Share, in cash, without interest and net of any applicable withholding taxes; and

  •
  each unvested and outstanding Company Restricted Share will be assumed by Parent and will cover that number of ordinary shares of Parent equal to the number of Shares covered thereby multiplied by the ratio of (a) US$0.1884 divided by (b) the fair market value of one ordinary share of Parent at the Effective Time, rounded down to the nearest whole share; the terms and conditions of the assumed Company Restricted Share, including vesting conditions, shall otherwise remain unmodified.

        The payment in connection with the treatment of applicable vested Company Options and vested Company Restricted Shares will be made by the Surviving Corporation as soon as practicable following the Effective Time.

        The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the "Plan of Merger") and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including the Merger, must be authorized and approved by a special resolution representing an affirmative vote of shareholders representing at least two-thirds of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company's shareholders held in accordance with its memorandum and articles of association.

        As of the date of this Transaction Statement, the Rollover Shareholders beneficially own approximately 45.8% of the total issued and outstanding Shares in the Company. Pursuant to the terms of the Rollover and Support Agreement, the Rollover Shareholders agreed to vote all of the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, at the extraordinary general meeting of shareholders of the Company. In addition, pursuant to the Rollover and Support Agreement, the Rollover Shareholders also agreed to roll-over a portion of the Shares owned by them, representing approximately 27.2% of the total issued and outstanding Shares in the Company, in connection with the Merger.

        The Company will make available to its shareholders a proxy statement (the "Proxy Statement," a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company's shareholders, at which the Company's shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

        The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is "controlled" by any other Filing Person or that any Filing Person is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1    Summary of Term Sheet

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

(a)
Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

(b)
Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote"

•
"The Extraordinary General Meeting—Procedures for Voting"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(c)
Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"Market Price of the Company's ADSs, Dividends and Other Matters"

(d)
Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"Market Price of the Company's ADSs, Dividends and Other Matters"

(e)
Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"Transactions in Shares and ADSs"

(f)
Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"Transactions in Shares and ADSs"

Item 3    Identity and Background of Filing Persons

(a)
Name and Address. Taomee Holdings Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex I—Directors and Executive Officers of Each Filing Person"

(b)
Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex I—Directors and Executive Officers of Each Filing Person"

(c)
Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex I—Directors and Executive Officers of Each Filing Person"

Item 4    Terms of the Transaction

(a)
-(1)  Material Terms—Tender Offers. Not applicable.

(a)
-(2)  Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Special Factors"

•
"The Extraordinary General Meeting"

•
"The Merger Agreement"

•
"Annex A—Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

(c)
Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

•
"The Merger Agreement"

•
"Annex A—Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

(d)
Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Dissenters' Rights of Shareholders"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Dissenters' Rights"

•
"Annex G—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238"

(e)
Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"Provisions for Unaffiliated Security Holders"

(f)
Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

(a)
Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Special Factors—Related-Party Transactions"

•
"Transactions in Shares and ADSs"

(b)
Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Purposes of and Reasons for the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"The Merger Agreement"

•
"Annex A—Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

(c)
Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"The Merger Agreement"

•
"Annex A—Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

(e)
Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Rollover and Support Agreement"

•
"Summary Term Sheet—Plans for the Company after the Merger"

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Financing of the Merger"

•
"Special Factors—Rollover and Support Agreement"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"The Merger Agreement"

•
"Transactions in Shares and ADSs"

•
"Annex A—Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

(b)
Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Special Factors—Purposes of and Reasons for the Merger"

•
"Special Factors—Effects of the Merger on the Company"

•
"The Merger Agreement"

•
"Annex A—Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

(c)
(1)-(8)  Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Merger Agreement"

•
"Summary Term Sheet—Purposes of and Effects of the Merger"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Purposes of and Reasons for the Merger"

  •
  "Special Factors—Effects of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement"

  •
  "Annex A—Agreement and Plan of Merger"

  •
  "Annex B—Plan of Merger"

Item 7    Purposes, Alternatives, Reasons and Effects

(a)
Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Summary Term Sheet—Plans for the Company after the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Purposes of and Reasons for the Merger"

(b)
Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

•
"Special Factors—Purposes of and Reasons for the Merger"

•
"Special Factors—Alternatives to the Merger"

•
"Special Factors—Effects on the Company if the Merger is not Completed"

(c)
Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Purposes of and Reasons for the Merger"

  •
  "Special Factors—Effects of the Merger on the Company"

(d)
Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Effects of the Merger on the Company"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Effects on the Company if the Merger is not Completed"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Special Factors—Material U.S. Federal Income Tax Consequences"

•
"Special Factors—Material PRC Income Tax Consequences"

•
"Special Factors—Material Cayman Islands Tax Consequences"

•
"The Merger Agreement"

•
"Annex A—Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

Item 8    Fairness of the Transaction

(a)
-(b)  Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Recommendations of the Special Committee and the Board"

•
"Summary Term Sheet—Position of the Buyer Group as to Fairness"

•
"Summary Term Sheet—Opinion of Duff & Phelps Securities, Financial Advisor to the Special Committee"

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

•
"Special Factors—Opinions of the Special Committee's Financial Advisors"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex H—Opinion of Duff & Phelps"

(c)
Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"The Extraordinary General Meeting—Vote Required"

(d)
Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Opinion of Duff & Phelps, Special Committee's Financial Advisor"

•
"Annex H—Opinion of Duff & Phelps"

(e)
Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Recommendations of the Special Committee and the Board"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

(f)
Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

Item 9    Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Opinion of Duff & Phelps Securities, Financial Advisor to the Special Committee"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Opinion of Duff & Phelps, Special Committee's Financial Advisor"

•
"Annex H—Opinion of Duff & Phelps"

(b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Special Factors—Opinion of Duff & Phelps, Special Committee's Financial Advisor"

  •
  "Annex H—Opinion of Duff & Phelps"

(c)
Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"Where You Can Find More Information"

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

(a)
Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing of the Merger"

•
"The Merger Agreement"

•
"Annex A—Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

(b)
Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing of the Merger"

(c)
Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"Special Factors—Fees and Expenses"

(d)
Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing of the Merger"

Item 11    Interest in Securities of the Subject Company

(a)
Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(b)
Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"Transactions in the Shares and ADSs"

Item 12    The Solicitation or Recommendation

(d)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Summary Term Sheet—Rollover and Support Agreement"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Special Factors—Rollover and Support Agreement"

•
"The Extraordinary General Meeting—Vote Required"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(e)
Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Recommendations of the Special Committee and the Board"

•
"Summary Term Sheet—Position of the Buyer Group as to Fairness"

•
"Summary Term Sheet—Rollover and Support Agreement"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

•
"Special Factors—Support Agreement"

•
"The Extraordinary General Meeting—the Board's Recommendation"

Item 13    Financial Statements

(a)
Financial Information. The audited financial statements of the Company for the two years ended December 31, 2013 and 2014 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2014, originally filed on April 15, 2015 (see page F-1 and following pages).

  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Financial Information"

  •
  "Where You Can Find More Information"

(b)
Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"The Extraordinary General Meeting—Solicitation of Proxies"

(b)
Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex I—Directors and Executive Officers of Each Filing Person"

Item 15    Additional Information

(b)
Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2016 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.
(a)-(5)	Press Release issued by the Company, dated December 11, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 11, 2015.
(b)-(1)	Equity Commitment Letter by and between Orient Ruide Capital Management (Shanghai) Co., Ltd. and Orient TM Parent Limited, dated December 11, 2015.
(b)-(2)
Rollover and Support Agreement by and among Orient TM Parent Limited, Mr. Benson Haibing Wang, Joy Union Holdings Limited, Mr. Roc Yunpeng Cheng, Charming China Limited, Mr. Jason Liqing Zeng and Frontier Technology Holdings Limited, dated December 11, 2015 incorporated herein by reference to Annex C-1 to the proxy statement.
(b)-(3)
Amended and Restated Rollover and Support Agreement by and among Orient TM Parent Limited, Mr. Benson Haibing Wang, Joy Union Holdings Limited, Mr. Roc Yunpeng Cheng, Charming China Limited, Mr. Jason Liqing Zeng and Frontier Technology Holdings Limited, dated December 31, 2015 incorporated herein by reference to Annex C-2 to the proxy statement.
(b)-(4)
Limited Guaranty of Orient Ruide Capital Management (Shanghai) Co., Ltd. in favor of Taomee Holdings Limited dated December 11, 2015, incorporated herein by reference to Annex D to this proxy statement.
(b)-(5)
Limited Guaranty of Mr. Benson Haibing Wang and Joy Union Holdings Limited in favor of Taomee Holdings Limited dated December 11, 2015, incorporated herein by reference to Annex E to this proxy statement.
(b)-(6)	Limited Guaranty of Mr. Roc Yunpeng Cheng and Charming China Limited in favor of Taomee Holdings Limited dated December 11, 2015, incorporated herein by reference to Annex F to this proxy statement
(c)-(1)	Opinion of Duff & Phelps, dated December 11, 2015, incorporated herein by reference to Annex H to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the Special Committee of the board of directors of Taomee Holdings Limited, dated December 11, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 11, 2015, among Taomee Holdings Limited, Orient TM Parent Limited and Orient TM Merger Limited incorporated herein by reference to Annex A and Annex B to the Proxy Statement.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the Proxy Statement.
(g)	Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2016

Taomee Holdings Limited
By	/s/ SAM LAWN
Name: Sam Lawn Title: CFO
Orient TM Parent Limited
By	/s/ HAI FENG
Name: Hai Feng Title: Director
Orient TM Merger Limited
By	/s/ HAI FENG
Name: Hai Feng Title: Director
Mr. Benson Haibing Wang
/s/ BENSON HAIBING WANG Benson Haibing Wang
Mr. Roc Yunpeng Cheng
/s/ ROC YUNPENG CHENG Roc Yunpeng Cheng
Mr. Jason Liqing Zeng
/s/ JASON LIQING ZENG Jason Liqing Zeng

Joy Union Holdings Limited
By	/s/ BENSON HAIBING WANG
Name: Benson Haibing Wang Title: Director
Charming China Limited
By	/s/ ROC YUNPENG CHENG
Name: Roc Yunpeng Cheng Title: Director
Frontier Technology Holdings Limited
By	/s/ LIQING ZENG
Name: Liqing Zeng Title: Director
Dongzhengruibo (Shanghai) Investment Center (Limited Partnership)
By	/s/ HAI FENG
Name: Hai Feng Title: Authorized Signatory
Orient Ruide Capital Management (Shanghai) Co., Ltd.
By	/s/ BO CHEN
Name: Bo Chen Title: Chairman of the Board of Directors

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2016 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.
(a)-(5)	Press Release issued by the Company, dated December 11, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 11, 2015.
(b)-(1)	Equity Commitment Letter by and between Orient Ruide Capital Management (Shanghai) Co., Ltd. and Orient TM Parent Limited, dated December 11, 2015.
(b)-(2)	Rollover and Support Agreement by and among Orient TM Parent Limited, Mr. Benson Haibing Wang, Joy Union Holdings Limited, Mr. Roc Yunpeng Cheng, Charming China Limited, Mr. Jason Liqing Zeng and Frontier Technology Holdings Limited, dated December 11, 2015 incorporated herein by reference to Annex C-1 to the proxy statement.
(b)-(3)	Amended and Restated Rollover and Support Agreement by and among Orient TM Parent Limited, Mr. Benson Haibing Wang, Joy Union Holdings Limited, Mr. Roc Yunpeng Cheng, Charming China Limited, Mr. Jason Liqing Zeng and Frontier Technology Holdings Limited, dated December 31, 2015 incorporated herein by reference to Annex C-2 to the proxy statement.
(b)-(4)	Limited Guaranty of Orient Ruide Capital Management (Shanghai) Co., Ltd. in favor of Taomee Holdings Limited dated December 11, 2015, incorporated herein by reference to Annex D to this proxy statement.
(b)-(5)	Limited Guaranty of Mr. Benson Haibing Wang and Joy Union Holdings Limited in favor of Taomee Holdings Limited dated December 11, 2015, incorporated herein by reference to Annex E to this proxy statement.
(b)-(6)	Limited Guaranty of Mr. Roc Yunpeng Cheng and Charming China Limited in favor of Taomee Holdings Limited dated December 11, 2015, incorporated herein by reference to Annex F to this proxy statement
(c)-(1)	Opinion of Duff & Phelps, dated December 11, 2015, incorporated herein by reference to Annex H to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the Special Committee of the board of directors of Taomee Holdings Limited, dated December 11, 2015.
(d)-(1)	Agreement and Plan of Merger, dated as of December 11, 2015, among Taomee Holdings Limited, Orient TM Parent Limited and Orient TM Merger Limited incorporated herein by reference to Annex A and Annex B to the Proxy Statement.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the Proxy Statement.
(g)	Not applicable.